EXHIBIT 99

CDS             NOTICE OF RECORD & MEETING DATES      New [ X ]   Change [  ]

Issuer Name (Maximum 30 characters)
English  M  A  G  N  A     I  N  T  E  R  N  A  T  I  O  N  A  L     I  N C .
French        not applicable

Address:                          Contact Names:
337 MAGNA DRIVE                   Bassem Shakeel/Yvonne Baillargeon-Klugmann
AURORA, ONTARIO, CANADA L4G 7K1   Telephone: (905) 726-2462; 726-7075

Transfer
Agent:   CUID     Name: Computershare Trust Company of Canada

Address:                               Contact Name:  Sophie Arcaro
100 UNIVERSITY AVENUE,                 Telephone:  (416) 263-9539
TORONTO, ONTARIO, CANADA M5J 2Y1       email:sophie.arcaro@computershare.com

Proxy Type      Meeting Type           Material Distribution Type
[X] Management    [X] Annual           [X] Form C holders only
[ ] Dissenting    [ ] General          [ ] All holders
                  [ ] Special
                  [ ] Extraordinary

Record Date: 2008 03 20
             yyyy mm dd
Meeting Date: 2008 05 01
              yyyy mm dd
Material Mail Date: 2008 03 27
                    yyyy mm dd

[1] # of Publications at $93.00 per publication plus 5% GST $4.65 = $97.65 Payment for Publication [ ] payment enclosed [X] to be invoiced
CDS GST/HST Reg. No. is 844182121RT0001

                       Eligible Issues for Proxy
ISIN              Voting Status      Security Description
CA 5592224011     Voting/yes         CLASS A SUBORDINATE VOTING SHARES

Early Search (Determination of Intermediaries)
Send Early Search reports to [X] Transfer Agent [] Issuer [] Other (statutory declaration required)
Send via [X] Mail  [] Courier (Collect)   [] CDS Envelope System   [] Fax #

Proxy Related Material
will be distributed by:   [X] Transfer Agent     [ ]  Issuer      [ ]  Other

Holders of Record
Send Holders of Record and Omnibus Proxy to:
[X] Transfer Agent  [X] Issuer    [ ]Other (statutory declaration required)
Send via:   []  Mail   [X] Courier (Collect)    [] CDS Envelope System

This Notice and Request for services is authorized by:
[ ] Transfer Agent      [X]  Issuer       [ ] Third Party
All services provided by Clearing and Depository Services Inc. hereunder are subject to the terms and conditions printed on the reverse of this form.

Secretary       /s/ Bassem Shakeel          February 26, 2008
Title                Signature                    Date

Form CDSX166-front (10/06)